Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

This filing contains forward-looking statements, including forecasts of market growth, future revenue, benefits of the proposed merger, and expectations that the merger will be accretive to Symantec’s results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this announcement.

Additional Information and Where to Find It

Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

The following was distributed to all VERITAS employees on December 16, 2004.

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All Employee FAQ
VERITAS / Symantec Merger
December 16, 2004

1. Why is VERITAS entering into the proposed merger with Symantec?

The leader in security software and the leader in storage software are coming together to provide customers with a new way to secure and manage their most precious asset – information.

2. Why are the two companies merging now?

We are seeing a series of significant trends in the last year around customer demand to reduce the complexity and cost of managing their IT infrastructure. In addition, we are seeing the convergence between customers’ need to secure their information as well as their need to make it available. Both companies have been moving down a complementary path to address these needs and have reached the intersection at which we find ourselves today.

3. How long will this transaction take to close?

The transaction will close when it passes all customary regulatory reviews and when the shareholders of both companies approve it. We expect that the transaction will close during our second quarter of 2005.

4. How do the revenue growth and margin profiles of the two companies compare?

In the September 2004 quarter, Symantec’s revenue grew 44% year-over-year while VERITAS’ revenue grew 11% year-over-year. Symantec’s gross margins were 84.5% and VERITAS’ were 85.1%. Symantec’s operating margin was 35% and VERITAS’ operating margin was 27%.

5. Is this the largest software acquisition ever?

To our knowledge, yes, this would be the largest software acquisition ever closed.

6. What will the name of the combined company be?

Symantec

7. Where will the headquarters of the new company be?

Symantec is currently headquartered in Cupertino, California. We will evaluate opportunities to consolidate facilities as appropriate.

8. What happens if we miss our quarter? Will Symantec lower their purchase price?

The merger agreement provides for a fixed exchange ratio, which means that the number of shares to be exchanged for VRTS shares will not change.

VERITAS Confidential

9. What are the expected synergies for this transaction and over what period of time will these synergies be realized?

While this transaction is not about cost savings, we expect approximately $70 million in operating synergies and will evaluate through the transition period the best way to achieve that. About 10% of these synergies should be realized in our first combined quarter with larger reductions as we move through the integration process.

10. What is the vision/positioning of the combined entity?

The combined entity will be uniquely positioned to deliver the most comprehensive solutions for both information security and availability in today’s heterogeneous world, from the desktop to the data center and from consumers and small businesses to service providers and large enterprises.

11. What will happen to the Utility Computing initiative?

The underlying principles of VERITAS’ Utility Computing strategy are in close alignment with Symantec’s strategy to deliver information integrity to the enterprise. Fundamentally, VERITAS’ Utility Computing strategy is about making applications available at the lowest cost. Symantec’s Information Integrity strategy encompasses both information availability and information security.

12. Does Symantec plan on retaining the use of VERITAS’ brand?

Symantec plans to leverage the equity the VERITAS products have in the market today and will establish a long-term plan to transition the VERITAS company brand to the Symantec brand.

13. What will the structure of the new company be?

John Thompson will remain as Chairman of the Board of Directors and CEO of the combined company.

14. Will VERITAS be a separate division or will it be combined with an existing division within Symantec?

Details on the organizational structure of the new company will be announced as they become available.

15. How many employees will be part of the new company?

We expect the combined company to have approximately 13,000 employees.

16. What jobs will be eliminated in the integration?

While there will be some overlap, this transaction is not about cutting costs and eliminating jobs. In order for the combination of these two companies to be effective, it is absolutely critical that we retain and maximize the talent from both companies. Symantec’s goal is to retain 95% of VERITAS’ employees.

VERITAS Confidential

17. Why is this good for customers?

Our combined company will be uniquely positioned to deliver information security and availability across all platforms, from the desktop to the server, and for consumers to large organizations.

18. Is there any overlap in the two companies’ customer bases?

Both companies have focused on the enterprise market, which has yielded strong participation in the global 2000. Through partner and direct sales initiatives, both companies have also focused on the mid- to upper-market. Symantec has been successful in the consumer and SOHO markets via retail, OEM, and electronic sales channels.

19. How will we know we’re succeeding? What markers will we look for along the way?

Right now, what’s important is to focus on the short term business as usual. Short-term, we’ll measure our success against our VERITAS business goals until the deal closes. A successful Q4 is critical to the success of this merger. Next year we’ll establish a set of new measures. Those goals will be announced at that time.

20. What will happen to my 401K and benefits?

The Symantec benefit programs are competitive and VERITAS is working closely with Symantec on the benefits integration plan. Meanwhile, rest assured that your funds in the VERITAS’ 401(k) plan are safe. VERITAS’ employees will receive information and instructions regarding your benefits soon after the close. VERITAS’ plans will remain in effect until the transaction closes.

21. When can I exercise my converted options?

The conversion of your options will take approximately two to three weeks after closing. Following the conversion process, you will be entitled to exercise your vested options to acquire Symantec stock, subject to all applicable insider trading guidelines.

22. Can I sell options between now and the close of the deal?

Certain officers and employees who may have access to material nonpublic information regarding the transaction will be subject to a special blackout during the period prior to closing. In addition, Access Persons will remain subject to Quarterly Trading Blackouts, and any employee who possesses material nonpublic information regarding the merger, VERITAS or Symantec will be prohibited from trading in VERITAS and Symantec securities pursuant to the terms of our Insider Trading Policy.

23. Is there any product overlap?

The two companies have very complementary product lines that will enable the combined entity to provide comprehensive solutions to a broader customer base. With regard to the availability solutions, VERITAS brings strong multi-platform, server-oriented solutions to complement Symantec’s foothold in the Windows desktop environment.

VERITAS Confidential

24. Is there potential for product integration between the two companies? If so, what is the expected timing?

There is tremendous potential for product integration between the two companies. As we move through the integration process, we will identify areas where combinations of the products and technologies from both companies can provide uniquely valuable customer solutions.

25. Will the combined company expand professional services and managed services?

VERITAS has made a clear investment in expanding its professional services capability recently with the creation of practice areas including disaster recovery, storage management, performance management and utility computing. Symantec offers comprehensive consulting and education services as well as Managed Security Services that leverage global intelligence to offer fast and accurate analysis of security data to protect customers against emerging threats and reduce overall security risk. The combined company will leverage the VERITAS skills in availability with the Symantec skills in security to create additional, more comprehensive, services offerings for enterprise customers. We expect professional services to be a continued area of investment for the combination.

26.	Maintenance and technical support has been a strong contributor to VERITAS’ revenue growth. How do you plan to sustain this business while combining operations?

As the combined company grows we expect to continue to grow the technical support organization in pace, while also leveraging the skills from both organizations. We know that VERITAS’ growth in maintenance and tech support is underpinned by 3 principles: best-in-class services, continued technical innovation, and a commitment to delivering high customer satisfaction. Both companies share these principles and will develop a careful plan to ensure that they endure.

27. How will this impact the recent KVS acquisition?

This transaction should not have an impact on the execution of the KVS acquisition. VERITAS will continue with plans to integrate the KVS organization on January 1.

You can find more information about this transaction in the joint proxy statement/prospectus we plan to file with the SEC. You can get a copy of this document after it becomes available, along with our other SEC filings, without charge, on the SEC’s web site (http://www.sec.gov), or by calling either Symantec Investor Relations at 408-517-8239 or VERITAS Investor Relations at 650-527-4523. You can also get information about the participants in the proxy solicitation and a description of their direct and indirect interest in the materials filed with the SEC by Symantec on July 30, 2004 and by VERITAS on July 21, 2004.

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VERITAS Confidential